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Subject: Formal notification that we cannot proceed with the sale of BuzzMeHome Technologies Ltd. Re: Correction RE: Our notations attached RE: Moving forward with the crypto mining acquisition

From: Kent Jacobson <mrkent@neomailbox.net>

Date: Fri, Mar 19, 2021 10:41 pm

To: figwealor@goldsteinfranklin.com

Cc: w.wayne@icloud.com, udoekekeulu <udoekekeulu@yahoo.com>, chidipatcy@yahoo.com

To: Frank I. Igwealor,

Chairman President and CEO of GiveMePower Corporation and

Managing Member of its subsidiary, Malcolm Wingate Cush Franklin, LLC March 19, 2021

Hello, Frank, et al,

We regret to formally notify you that we cannot continue with the sale of BuzzMeHome Technologies Ltd. to GiveMePower Corporation (GMPW), its subsidiary Malcolm Wingate Cush Franklin, LLC, and/or any affiliated entities.

The last couple of days of correspondence was not copied to your entire group, so we felt it was important to formally notify all of you, since you are a reporting issuer and had filed an 8-K (even if it didn’t show things correctly).

I can re-issue this as a formal letter with a signature, if you wish, (please request if so). Otherwise, please accept this as your formal notification.

You had followed up this week (copied to Warren and I only) with an earlier draft of an LOI. We remarked that that was a step backward, since we already had a signed LOI, and the prior document sent to us had been a definitive agreement in view to final DD and closing, with escrow of $200,000 when signed.

None of our requested changes to the original document had been sent back.

Based on this, we didn’t think you would be fast enough to be ahead of the other group, which is now closing.

We had advised, for you to be able to do this and remain ahead of them, that you would have had to revise the last definitive agreement you had sent to incorporate our comments, (we did not have the Word file), signed, and placed the amount of $200,000 in escrow no later than today.

We had not received further communication, nor seen any sign of escrow, so we must formally terminate any further activity in respect to this sale.

We wish you well in your endeavors. Thank you.

Regards,

Kent Jacobson, Pres. Energy Structuring, Inc. (a Texas Corp.)

Mailing address:

5605 Riggins Ct., Suite 200

Reno NV 89502

and,

on behalf of Warren Wayne, Manager. Sent from my iPhone

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